                                The total number of pages contained herein is 6.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                               PICO Holdings, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693366 10 6

--------------------------------------------------------------------------------
                                 (CUSIP Number)

Michael Manire, D'Amato & Lynch, 70 Pine Street, New York, NY 10270
 (212) 269-0927

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                  May 28, 1997

             -------------------------------------------------------
             (Date of Event which Requires Filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  719410                                              PAGE 2 OF 6 PAGES



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GUINNESS PEAT GROUP plc

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                          (b)[ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

    6    CITIZENSHIP OR PLACE OR ORGANIZATION

     NUMBER OF          7     SOLE VOTING POWER
       SHARES                 6,030,454 (5,753,129 have been acquired,
    BENEFITIALLY              and 277,325 are subject to an option to acquire)
      OWNED BY
        EACH            8     SHARED VOTING POWER
     REPORTING
       PERSON           9     SOLE DISPOSITIVE POWER
        WITH                  6,030,454 (5,753,129 have been acquired, and
                              277,325 are subject to an option to acquire)

                       10     SHARED DISPOSITIVE

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,030,454 (5,753,129 have been acquired, and 277,325 are subject to an option to acquire)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.56% (17.71% are currently owned, and exercise of an additional option to acquire would increase the percentage owned by .85%)

   14    TYPE OF REPORTING PERSON

Introductory Statement,

         On December 2, 1996, there was filed with the Securities and Exchange Commission a Statement on Schedule 13D (the "Statement") relating to the exchange of Class A Common Stock of Physicians Insurance Company of Ohio ("Physicians Common") for PICO Holdings, Inc. ("Holdings") common stock ("PICO Common") in connection with the merger described therein which became effective on November 20, 1996. Amendment No. 1 is now being filed to report an open market sale by Guinness Peat Group plc ("GPG") of 324,000 of such common stock for $4.13 per share.

Item 2. Identity and Background.

         None of the information in Item 2 of the Statement has changed except that:

         The information on Schedule 1 to the Statement has changed.  A revised
Schedule 1 is attached hereto.


Item 3. Source and Amount of Funds or Other Consideration.

         None of the information in Item 3 of the Statement has changed except that:

         The Statement inadvertently failed to report that 1,769 shares of Physicians Common indirectly beneficially owned by GPG through Dr. Gary Weiss were converted on November 20, 1996 into 8,863 shares of PICO Common. Those shares are held by Dr. Weiss on behalf of GPG pursuant to Dr. Weiss's terms of employment with GPG. The Physicians Common which were converted into those 8,863 PICO Common shares were issued to Dr. Weiss in exchange for director's fees he received from Physicians prior to the point at which GPG began requiring any such shares to be formally transferred to GPG.

Item 5. Interest in the Securities of the Issuer.

         None of the information in Item 5 of the Statement has changed except that:

         (a)      GPG beneficially owns shares of Common Stock as follows:

                  (i) As a result of the sale of 324,000 shares, GPG became the holder of 5,753,129 shares of PICO Common (which includes the 8,863 shares of PICO Common held by Dr. Gary Weiss which are described above in Item 3). Based upon the number of shares of PICO Common outstanding on May 28, 1997, GPG's holdings represent approximately 17.71% of the such outstanding shares.

                  (ii) As reported in the Statement, GPG also has the option to purchase Additional Shares from the Issuer for purchase prices that do not exceed in the aggregate $1,174,817.37. The purchase price payable by GPG for any such Additional Shares will be the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding the date of GPG's written notification of its exercise of such option to the Issuer. Based on the average of the closing bid prices for shares of the PICO Common as reported by NASDAQ for the 20 days preceding
                           May 28, 1997, a full exercise by GPG of such option on such date would have entitled GPG to acquire an additional 277,325 shares of the PICO Common. Such additional shares would increase the number of shares of PICO Common owned by GPG to 6,030,454 and would increase the percentage of outstanding shares of PICO Common owned by GPG to 18.56%.

                 [The balance of this page has intentionally been left blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 1997

                           Guinness Peat Group plc

                           By: /s/ B. A. Nixon
                              --------------------
                               Name: B. A. Nixon

                               Title: Director

                              SCHEDULE 1 (Revised)

  NAME AND BUSINESS                  POSITION WITH GPG AND                       CITIZENSHIP
      ADDRESS                        PRINCIPAL OCCUPATION


Trevor J. N. Beyer               Director of GPG, Alvis plc, Brown               New Zealand
Guinness Peat Group plc          Shipley Holdings, Avimo Group Ltd
Second Floor                     and Waterfall Holdings plc
21-26 Garlick Hill
London EC4V 2AU England

Sir Ron Brierley                 Director and Chairman of the Board              New Zealand
Guinness Peat Group plc          of GPG; non-executive Director and
Second Floor                     Founder President of Brierley
21-26 Garlick Hill               Investments Ltd; Director of
London EC4V 2AU England          Australian Gas Light Company,
                                 Advanced Bank (Australia) Ltd,
                                 Tyndall Australia Ltd, Mid-East
                                 Minerals Ltd, Brown Shipley
                                 Holding Ltd.

Blake A. Nixon                   Executive Director of GPG; Director             New Zealand
Guinness Peat Group plc          of Brown Shipley Holdings Ltd, the
Second Floor                     Groucho Club London plc and
21-26 Garlick Hill               Hampshire Company PLC; Alternate
London EC4V 2AU England          Director of Tyndall Australia Ltd.

Dr. Gary H. Weiss                Executive Director of GPG; Deputy               New Zealand
Guinness Peat Group plc          Chairman of Tyndall Australia Ltd.
Second Floor                     and Mid-East Minerals Ltd; Director
21-26 Garlick Hill               of Allgas Energy Ltd, Brown Shipley
London EC4V 2AU England          Holdings Ltd, PICO Holdings, Inc.
                                 (the Issuer), Premier Investments Ltd
                                 and Turners & Growers Ltd.

Maurice William Loomes           Executive Director of GPG;                      Australia
Guinness Peat Group plc          Director of ASC Ltd, Turners &
Second Floor                     Growers Ltd, Tyndall Australia Ltd
21-26 Garlick Hill               and Canberra Investment
London EC4V 2AU England          Corporation Ltd.

Anthony Ian Gibbs                Executive Director of GPG;                      New Zealand
Guinness Peat Group plc          Chairman of Turners & Growers
Second Floor                     Ltd; Director of The New Zealand
21-26 Garlick Hill               Guardian Trust Co. Ltd and Tyndall
London EC4V 2AU England          Australia Ltd.



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